Exhibit 21.1

List of Subsidiaries of Celularity Inc.

Name	State/Country of Organization or Incorporation
Celularity LLC	Delaware
Caricord, Inc.	Delaware
Anthrogenesis LLC	Delaware
Celularity Longevity, LLC	Delaware
Celularity Biorepository LLC	Delaware
Celularity Asset Holding LLC	Delaware
Celularity Discovery & Development LLC	Delaware
Celularity Advanced Manufacturing LLC	Delaware
Celularity Biomaterials LLC	Delaware